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                               July 16, 2020

       Douglas Love, Esq.
       President and Chief Executive Officer
       Annexon, Inc.
       180 Kimball Way, Suite 200
       South San Francisco, CA 94080

                                                        Re: Annexon, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2020
                                                            File No. 333-239647

       Dear Mr. Love:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 2, 2020

       Business, page 104

   1. We note your disclosure on page 104 states that you "observed that early decline in NfL significantly
correlated with improvement in the GBS-DS at the end of the study." We also note that the
correlation coefficient included in the graph on pg. 104 is equal to 0.431.
                                                        Please revise your
description of the correlation coefficient to explain how the value obtained places it in
the range of no correlation to perfect correlation and how you determined the
variables were significantly correlated.
 Douglas Love, Esq.
FirstName  LastNameDouglas Love, Esq.
Annexon, Inc.
Comapany
July       NameAnnexon, Inc.
     16, 2020
July 16,
Page  2 2020 Page 2
FirstName LastName
Form S-1 filed July 2, 2020

Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Stock Compensation, page 88

2. You issued 71,719,859 shares of Series D redeemable convertible preferred stock in June
         2020 at $1.4222 per share. In light of your valuation of your common stock during June
         2020 and your anticipated IPO price, please tell us your consideration of recording a beneficial conversion feature in the second quarter 2020 pursuant to ASC 470-20, and if material, confirm you will disclose in the filing, prior to going effective, the anticipated beneficial conversion feature that will be recorded. Please consider discussing in your response any preferences related to the preferred shares that may affect the determination of any beneficial conversion feature and how you considered those preferences in your evaluation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mary Mast at (202) 551-3613 or Angela Connell, Accounting Branch
Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at (202) 551-4530 or Joseph McCann at
(202) 551- 6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Brian J. Cuneo - Latham & Watkins LLP